For Immediate Release

Nordion Provides Update on Timing of AECL MAPLE Arbitration Decision

OTTAWA, Canada, August 27, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services for the prevention, diagnosis and treatment of disease, today released an update on the timing of a decision arising from the arbitration process between Atomic Energy of Canada Limited (AECL) and Nordion relating to the MAPLE facilities. Based on confirmation received from the arbitration tribunal, Nordion expects to announce the tribunal’s decision via news release before markets open on Monday, September 10, 2012.

The MAPLE facilities are the nuclear reactors and processing facility that were being constructed to serve as the source of Nordion’s long-term medical isotope supply. Nordion served AECL with a notice of arbitration proceedings on July 8, 2008, after AECL and the Government of Canada unilaterally announced their intent to discontinue development work on the MAPLE facilities.  The arbitration seeks to compel AECL to fulfil its contractual obligations to Nordion to complete the MAPLE facilities and, in the alternative and in addition to such order, to pay monetary damages.

“The upcoming arbitration panel decision is an important milestone for our Company,” said Mr. Steve West, Chief Executive Officer, Nordion Inc.  “Upon release of the decision, we plan to carefully review and consider the implications of the ruling in formulating a definitive plan that supports the needs of our shareholders and our business strategy.”

There are a variety of potential outcomes associated with the arbitration that cannot be predicted with any certainty at this time. If Nordion is successful in its claim for specific performance, AECL could be compelled to complete the MAPLE facilities, which could take several years. In addition to, or alternatively, the arbitrators could decide on a range of other orders. These include, but are not limited to an award of damages in lieu of specific performance. It is also possible that, in spite of the merits of Nordion’s case, the arbitrators may not rule in the Company’s favour and leave Nordion to consider pursuing the ongoing lawsuit in the Ontario courts.

Under the arbitration provisions, included in the 2006 Interim and Long Term Supply Agreement between Nordion and AECL and the additional arbitration agreements between them, the parties have limited appeal rights relating to matters of law. Under the Commercial Arbitration Act (Canada) which applies, if either party wishes to initiate an appeal, it must do so within three months of the arbitration decision. If initiated by a party, the timeframe for any appeal to be heard and decided is indeterminate at this time.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

CONTACTS:

MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
Cell: (613) 793-7984
tanya.pobuda@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion